J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

October 13, 2015

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company” or “AI”)

Amendment No. 1 to Form 8-K

File No.: 000-55311

Dear Mr. Dobbie:

This letter responds to your Comment Letter dated September 24, 2015.

1.

AI was not a shell company prior to the transaction with Diaspora Foods International, L.L.C. and Asante Restaurant L.L.C. and has not been one throughout its operating history. At its inception, AI prepared and drafted pension plans and modifications to those plans. When the market demand for defined benefit pension plans declined significantly, AI acquired the right to market and sell nutraceutical products. Sales of these products commenced during the first quarter of 2014. AI had an arrangement whereby all product sales, purchases and shipments were made through and with the assistance of Innovative Fulfillment Corp. In late 2014, AI, through various business contacts, became aware of the opportunity to acquire Asante Restaurant LLC which appeared to offer greater opportunities than did the sale of nutraceutical products. AI concentrated its efforts in 2015 on this opportunity. However, it maintained its right to sell nutraceutical products and its relationship with Innovative Fulfillment Corp. and was prepared to continue sales of the nutraceutical products instantly if arrangements with Asante did not reach an acceptable conclusion. For that reason, the nutraceutical operation was not reflected as a discontinued operation.

AI has always had a business plan and was never in a position where there were no operations. The Company’s business plan, like those of virtually all early stage companies, involves flexibility and risk. However, the existence of such risk does not make it a shell.

The Commission File Number that should be used for AI is 333-143602.

Sincerely,

J.M. Walker & Associates

/s/Jody M. Walker

Jody M. Walker

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

AI Document Services, Inc.

/s/ Marvin Woods

Marvin Woods, President

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